 **lms**   Fiabilité en obstétrique
High Reliability in Obstetrics

LMS Medical Systems
575 Madison Avenue
10th Floor, Suite 1006
New York, New York 10022-2511
Tel.: (410) 349-4634
1-877-567-2256
Fax: (410) 349-4635
www.lmsmedical.com

Systèmes médicaux LMS
LMS Medical Systems
5252 de Maisonneuve O., bureau 314
Montréal (Québec) H4A 3S5
Tél.: (514) 488-3461
1-888-567-9969
Fax : (514) 488-1880
www.lmsmedical.com

Via Mail and Facsimile to (202) 772-9218

Mr. Jay Webb
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

March 15, 2006

Re: LMS Medical Systems Inc.
      Form 20-F for the Fiscal Year Ended March 31, 2005
      Filed June 23, 2005
      File No. 001-32272

Dear Mr. Webb:

Please find attached a detailed response to your letter dated March 8, 2006 regarding Item 15-Controls and Procedures and Item 19-Exhibits, included in LMS Medical Systems Inc.'s ("LMS" or the "Company" or "we") Form20-F. We are proposing to file an amended 20-F for the fiscal year ended March 31, 2005 with the attached marked copies of Item 15 and Exhibits 12. and 12.2.

Item15 - Controls and Procedures

We understand and agree with your comment regarding the required control and procedure disclosures as defined in 17 CFR 240.13a-15(e) or 240.15d-15(e), paragraph (b) of 17 CFR 240.13a-15 or 240.13a-15 or 240.15d-15 and paragraph (d) of 17 CFR 249.13a15 or 240.15d-15. Appendix "A" is the Company's proposed amendment to Item 15 to be included in an amended 20F- filling for the fiscal year ended March 31, 2005. This appendix complies with the above-noted regulations.

Item19 - Exhibits

We understand and agree with your comment regarding the required format for Exhibits 12.1 and 12.2 certifications as defined in Item601(b)(31) of Regulation S-K. Appendix "B" and Appendix "C " attached are marked copies of the Company's proposed amendment to Item 19 to be included in an amended 20-F filling for the fiscal year ended March 31, 2005. The appendix complies with the noted regulation this paragraph.



Fiabilité en obstétrique
High Reliability in Obstetrics

LMS Medical Systems
575 Madison Avenue
10th Floor, Suite 1006
New York, New York 10022-2511
Tel.: (410) 349-4634
1-877-567-2256
Fax: (410) 349-4635
www.lmsmedical.com

Systèmes médicaux LMS
LMS Medical Systems
5252 de Maisonneuve O., bureau 314
Montréal (Québec) H4A 3S5
Tél.: (514) 488-3461
1-888-567-9969
Fax : (514) 488-1880
www.lmsmedical.com

<u>Statement from Company</u>

As requested, the Company is acknowledging that:

- we are responsible for the adequacy and accuracy of the disclosure in the 20-F filing for the fiscal year ended   March 31, 2005;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 514-488-3461 for any further information or questions you may have.

Sincerely,

Yves Grou
Chief Financial Officer

Appendix A

ITEM 15 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

(b) Changes to Internal Control over Financial Reporting. There have been no significant changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Appendix B ----------------------------------- Formatted: Underline

EXHIBIT 12.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Diane Cote, certify that:

1. I have reviewed this annual report on Form 20-F of LMS Medical Systems Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; [Deleted: and]

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of this period covered by this report based on such evaluation; and [Formatted: Bullets and Numbering]

    c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions): [Formatted: Indent: Left: 0", Hanging: 0.25"]

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and [Formatted: Numbered + Level: 1 + Numbering Style: a, b, c, ... + Start at: 1 + Alignment: Left + Aligned at: 0.5" + Tab after: 0.79" + Indent at: 0.79"]

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting. [Formatted: Indent: Left: 0", First line: 0"]

Date: June 22, 2005

_____
/s/ Diane Cote
Diane Cote
President and Chief Executive Officer

Appendix C

EXHIBIT 12.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Yves Grou, certify that:

1. I have reviewed this annual report on Form 20-F of LMS Medical Systems Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of this period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 22, 2005

/s/ Yves Grou
Yves Grou
Chief Financial Officer

Deleted: and

Formatted: Bullets and Numbering

Formatted: Indent: Left: 0", Hanging: 0.25"

Formatted: Numbered + Level: 1 + Numbering Style: a, b, c, … + Start at: 1 + Alignment: Left + Aligned at: 0.5" + Tab after: 0.79" + Indent at: 0.79"

Formatted: Indent: Left: 0", First line: 0"